

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

John Blood
Anheuser-Busch InBev Services, LLC
250 Park Avenue
New York, New York 10177

> **Re:** **Anheuser-Busch InBev SA/NV**
> **Registration Statement on Form F-4**
> **Filed May 20, 2010**
> **File No. 333-166982**

Dear Mr. Blood:

We limited our review of your registration statement to those issues we addressed in our comment letter, dated June 7, 2010, and have considered your response.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response so that we may better understand your disclosure.

After reviewing any amendment to your registration statement and/or the information you provide in response to this comment, we may have additional comments.

Supplemental letter dated July 8, 2010

1. We note your representation in paragraph 2 that states "AB InBev acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing (except in the case of sales by a broker-dealer of Exchange Notes received in exchange for Outstanding Notes acquired for its own account as a result of market-making or other trading activities) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act." Please advise us why the noted language is consistent with the no action letters. We may have further comment.

Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: George H. White, Esq.
        Fax: +44 (0)203 350 2070